

02005419

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50000

RECEIVED
MAR 01 2002
143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Elite Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1013 37th Avenue Court
(No and Street)

Greeley	CO	80634
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Guyette (970) 351-0099
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2002

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Guyette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elite Investments, LLC, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires 02-04-2006


NOTARY PUBLIC
JAMES M. MITCHELL
STATE OF COLORADO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELITE INVESTMENTS, LLC

CONTENTS


SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Elite Investments, LLC

We have audited the accompanying statement of financial condition of Elite Investments, LLC as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elite Investments, LLC, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 27, 2002

ELITE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	19 245
Commissions receivable		13 884
Clearing deposit		25 000
Securities owned, at market value		108 909
Furniture and equipment, net of accumulated depreciation of $47,863		10 896
Other assets		6 933
	$	**184 867**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$	55 275
Due to clearing broker		67 651
Commissions payable		11 948
Obligation under capital lease (Note 2)		899
TOTAL LIABILITIES		135 773
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
MEMBERS' EQUITY (Notes 3 and 4):		
Managing members		(358 077)
Preferred members		407 171
		49 094
	$	**184 867**

ELITE INVESTMENTS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions	$	486 843
Unrealized losses		(20 772)
Other		21 366
Total revenue		487 437
EXPENSES:		
Commissions and salaries		381 384
General and administrative		154 626
Clearing charges		47 752
Professional fees		18 512
Travel and entertainment		11 934
Occupancy		47 566
Total expenses		661 774
NET LOSS	**$**	**(174 337)**

ELITE INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Managing Members	Preferred Members
BALANCES, December 31, 2000	$ (197 690)	$ 288 171
Issuance of units	-	119 000
Capital contribution	24 750	-
Capital distributions	(10 800)	-
Net loss	(174 337)	-
BALANCES, December 31, 2001	**$ (358 077)**	**$ 407 171**

ELITE INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(174 337)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		6 522
Decrease in commissions receivable		33 256
Unrealized losses on securities owned		20 772
Decrease in other assets		132
Decrease in due to clearing broker		(15 426)
Increase in accounts payable		41 220
Decrease in accrued liabilities		(47 959)
Net cash used in operating activities		(135 820)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease obligation		(2 185)
Issuance of preferred membership units		119 000
Capital contribution		24 750
Capital distribution		(10 800)
Net cash provided by financing activities		130 765
NET DECREASE IN CASH		(5 055)
CASH, at beginning of year		24 300
CASH, at end of year	**$**	**19 245**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**11 826**

ELITE INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Elite Investments, LLC, (the "Company") is a Colorado limited liability corporation which was formed on July 11, 1996 and is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

The Company under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on accelerated methods based on estimated lives of the assets.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

As a limited liability company, the Company is not a tax paying entity for federal income tax purposes. Accordingly, no income tax provision (benefit) is reported in these financial statements. The net income or loss of the Company is reportable by the members in their respective tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELITE INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 2 - COMMITMENTS

The Company leases office space and equipment under various operating and capital leases. Future minimum lease payments under noncancellable leases as of December 31, 2001 are as follows:

	Operating	Capital	Principal due on Capital Lease
2002	$ 33 259	$ 935	$ 899
2003	14 085	-	-
	$ 47 344	935	$ 899
Less amount representing interest		(36)	
Present value of net minimum lease payments		$ 899	

Total rent expense for operating leases was approximately $36,456 for the year ended December 31, 2001.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $8,644 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 7.88 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

ELITE INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 4 - PREFERRED MEMBERSHIP UNITS

The board of managers has authorized 1,000,000 non-voting preferred membership units with a stated value of $1. The preferred membership units are entitled to guaranteed payments made quarterly at the annual rate of ten percent, which are cumulative.

During 1997, the Company issued 136,375 preferred membership units. These units may be redeemed by the Company only at the Company's option within 28 months from the date of issuance at $1 per unit, plus Company voting membership units equal to ten percent of the value of the original capital contribution.

During the year ended December 31, 2001, the Company issued 114,000 shares of preferred membership units to a related party and 5,000 shares of preferred membership units to an unrelated party for $1 per unit.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has purchased securities for its own account and may incur losses if the market value of the securities decline subsequent to December 31, 2001.

The Company bears the risk of financial failure by its clearing broker. If the broker should cease doing business, the Company's receivable and clearing deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, deposits, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

ELITE INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

CREDIT:	
Members' equity	$ 49 094
DEBITS:	
Non-allowable assets:	
Commissions receivable	842
Furniture and equipment	10 896
Other assets	6 933
Total debits	18 671
Net capital before haircuts on securities positions	30 423
Haircuts on securities postions, includes undue concentration haircut of $5,443	21 779
NET CAPITAL	8 644
Minimum requirements of 6-2/3% of aggregate indebtedness of $68,122 or $5,000, whichever is greater	5 000
EXCESS NET CAPITAL	**$ 3 644**
AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 55 275
Commissions payable	11 948
Obligation under capital lease	899
Due to clearing broker	67 651
	135 773
Less liabilities adequately secured by assets	(67 651)
	$ 68 122
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**7.88 to 1**

ELITE INVESTMENTS, LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	60 079
Adjustments:		
Decrease in non-allowable assets		5 678
Increase in expenses		(56 562)
Increase in undue concentration haircuts		(551)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**8 644**


SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Elite Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Elite Investments, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Elite Investments, LLC that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company or in making quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Elite Investments, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system, and its operation that we considered to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Elite Investments, LLC for the year ended December 31, 2001 and this report does not affect our report thereon dated February 21, 2002. An inadequacy in the Company's books and records existed for the year ending December 31, 2001. The inadequacy arose from not recording certain expenses as liabilities throughout the year on the books and records of the Company. In addition, the Company was late in filing certain periodic reports pursuant to Rule X-17A-5. Subsequently, the Company is in the process of correcting this inadequacy.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives, except those procedures relating to the accounting system which were determined to be a material inadequacy as described above in the preceding paragraph.

In addition, our review indicated that Elite Investments, LLC was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 27, 2002


RECEIVED
MAR 01 2002
143

ELITE INVESTMENTS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001